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[Music]
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foreign
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we have a community of people who also
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love golf
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we love golf because it's a challenge
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we love golf because we can play with
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our friends
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thank you appreciate it
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we love to get our kids involved with
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golf
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we have a school to help people get
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better and enjoy the game even more
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over the past 12 years I've seen our
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golf business grow
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revenue for the Mike Sullivan golf
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school and Par golf driving range has
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increased by over 300 percent over the
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past six years and annual revenues are
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now over one million dollars
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[Music]
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we're looking to transfer the great
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experience at the par golf driving range

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to our new space
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imagine it
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climate controlled over ten thousand
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square feet of golfers Paradise with a
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full swing practice area a short game
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area state-of-the-art golf simulators a
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private teaching Suite private event
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space Golf Club bidding and repair as
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well as a full bar
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a place where individuals and groups can
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still receive Great Golf instruction
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where friends can gather over a cold
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beer where you can even play
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dreams
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we want you to be included as a player a
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student a member and an investor
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even in warm weather States like Florida
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California
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Arizona and North Carolina indoor golf
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is growing the golf simulators Market
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was 1.3 billion dollars in 2021 and is
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projected to grow to 3.38 billion

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dollars by 2030. together Mike and I
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have over 30 years of golf teaching
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experience
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20 years of golf course management
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experience and over 10 years of
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restaurant and bars
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golfers love what we're doing our
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average Google and Yelp review is five
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stars with multiple best advice reviews
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and we have over 5 million views on our
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YouTube channel we're planning an
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incredible space where you can you can
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practice golf work on your Game host a
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party or hang out with friends and we
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would love for you to be a part of it
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thank you for helping us build Raleigh's
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best golf community
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so if I had to say one word uh I would
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say friend
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peaceful community
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fun
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community
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family
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a tentative
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individualized
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fabulous
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value
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fun
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time
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family
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exciting and a lot of fun
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family
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Flex is phenomenal
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oh here we go
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JP
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I'll talk to you later
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Hold That Thing Up
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first hole in one congratulations thank
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you